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AS 3/31

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 W. Coast Hwy.
(No. and Street)

Newport Beach (City) California (State) 62663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Lemmon Jr. 949 574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 03 2006
WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of ~~December 31~~, 20~~05~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Date: February 24th 2006

Signature

President

Title

Notary Public

HELEN KAZANCHYAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1589491
ORANGE COUNTY
My Comm. Exp. June 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

Port Securities, Inc.
2713 W. Coast Hwy.
Newport Beach, CA 92663

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Port Securities, Inc as of December 31, 2005 and related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Port Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Port Securities, Inc. as of December 31, 2005 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

PORT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash - checking		$ 39,995
Clearing deposit		25,434
Commissions receivable		14,991
Furniture, fixtures and equipment, net of accumulated depreciation of $6,027		110
Deposits		393
Prepaid expenses		2,778
TOTAL ASSETS		$ 83,701

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable		$ 2,601
Commissions payable		3,950
Payroll taxes payable		2,773
TOTAL LIABILITIES		9,324
STOCKHOLDER'S EQUITY		
Common stock (1,000 shares authorized and 51 shares issued and outstanding, no par value	$ 1,500	
Paid-in capital	27,000	
Retained earnings	45,877	74,377
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 83,701

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 164,133
Other income	29,781
TOTAL REVENUES	193,914
DIRECT COSTS	
Clearing charges	22,443
Commissions expense	59,437
Quotes & research	1,143
TOTAL DIRECT COSTS	83,023
GROSS PROFITS	110,891
OPERATING EXPENSES - see page 9	77,435
INCOME BEFORE INCOME TAX PROVISION	33,456
INCOME TAX PROVISION	800
NET INCOME	$ 32,656

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2004	1,500	$ 1,500	$ 27,000	$ 13,221	$ 41,721
Net Income				32,656	32,656
Capital distribution				0	0
Balance, December 31, 2005	1,500	$ 1,500	$ 27,000	$ 45,877	$ 74,377

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net income	$ 32,656
Depreciation	821
Changes in operating assets and liabilities:	
Clearing deposit	(402)
Commissions receivable	(11,830)
Deposits	107
Prepaid expenses	(963)
Accounts payable	1,764
Commissions payable	1,753
Payroll taxes payable	93
Net cash used in operating activities	23,999
Cash Flows for Investing Activities:	0
Cash Flows from Financing Activities:	
Capital distribution	0
Cash Flows from Financing Activities	0
Net decrease in cash	23,999
Cash at beginning of year	15,996
Cash at end of year	$ 39,995

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Port Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of June 4, 1998. The Company was incorporated July 9, 1997 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c-3 (k)(2)(ii) and is exempt from certain provisions and requirements of the Securities Exchange Commission.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in the bank and all short-term debt securities purchased with a maturity of three months or less. The Company has no bank deposits in excess of federally insured limits of $100,000.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated using a straight line method over estimated economic lives of 3 to 7 years.

Income Taxes

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholder. There is an $800 minimum state income tax.

Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

NOTE 3 – CLEARING BROKER DEPOSIT

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2005. The provision for income taxes for the year consists of the $800 minimum tax.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk.

The Company is currently operating under a month to month standard commercial lease for use of it's current office space.

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Port Securities, Inc.
Newport Beach, California

My report on my audit of the basic financial statements of Port Securities, Inc. for December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

PORT SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING EXPENSES

Auto	$	7,402
Depr expense		821
Donations		125
Dues and subscriptions		2,873
Insurance		1,405
License and regulatory fee		995
Miscellaneous		1,404
Office expense		3,861
Professional services		5,714
Rent		6,938
Salaries, wages and related expenses		16,973
Sales promotions		7,941
Telephone		3,498
Travel and entertainment		17,485
TOTAL OPERATING EXPENSES	$	77,435

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 74,377
Nonallowable assets:	
Furniture, fixtures and equipment, net of accumulated depreciation of $6,027	(110)
Clearing deposit over required amount	(434)
Deposits	(393)
Prepaid expenses	(2,778)
NET CAPITAL	$ 70,662
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 622
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 65,662
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 65,662
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 9,324
Percentage of aggregate indebtedness to net capital	13.20%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 71,097
VARIANCE:	
Clearing deposit over required amount	(434)
Rounding	(1)
NET CAPITAL PER AUDITED REPORT	$ 70,662

See Accompanying Notes to Financial Statements

PART II

PORT SECURITTIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Port Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Port Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
Port Securities, Inc.
Newport Beach, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006